Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2009	Commission File Number: 1-15142

NORTH AMERICAN PALLADIUM LTD.

(Name of Registrant)

130 Adelaide Street West

Suite 2116

Toronto, Ontario

Canada  M5H 3P5

(Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ Assigned File No.	No	☒

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

This report on Form 6-K is specifically incorporated by reference into North American Palladium’s registration statement on Form S-8 (File No. 333-13766), and North American Palladium’s registration statements on Form F-10 (File Nos. 333-133668; 333-134764; 333-136317; 333-137822; 333-139137; 333-140478; 333-141902; 333-143528; 333-145210; 333-146513; 333-147126; and 333-158082).  This report on Form 6-K shall be deemed to supercede the Registrant’s report on Form 6-K, dated September 28, 2009, for purposes of the Registrant’s registration statements, on Form S-8 and Form F-10 referred to in the immediately preceding sentence.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.

Date:	September 29, 2009	By:	/s/ Trent Mell
Trent C. A. Mell Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Supplementary Schedule of “Restated Reconciliation to Accounting Principles Generally Accepted in the United States” in accordance with Item 18 of Form-20F